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Veronica.Castillo@SKADDEN.COM
November 18, 2010
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VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
RE:	The Gabelli Global Gold, Natural Resources & Income Trust Shelf Registration Statement of Form N-2 (File No. 811-21698)
Ladies and Gentlemen:
Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933. Pursuant to Rule 415(a)(6), the Registration Statement, upon effectiveness, is intended to replace the Fund’s current shelf registration statement (File Nos. 333-164363 and 811-21698) (the “Current Shelf”).
The Fund represents that its Registration Statement is substantially similar to Post-Effective Amendment No. 2, filed April 8, 2010, to the Fund’s Current Shelf and that no substantive changes have been made to the disclosure contained in Post-Effective Amendment No. 2 to the Fund’s Current Shelf, except as follows:

o	The cover page was revised to include disclosure concerning shareholder access to the Fund’s annual and semi-annual reports and Statement of Additional Information on the Fund’s website.
o	The Fund’s financial information (including its financial statements, pro-forma financial statements and MD&A disclosure) was updated to include data as of June 30, 2010 and is substantially identical to the financial information contained in the Fund’s most recent prospectus supplement filed on September 30, 2010 (such prospectus supplement was filed pursuant to the Current Shelf).
o	The Risk Factors section was revised to address current market conditions and current geopolitical events.
o	The Description of the Shares section was updated to include a table summarizing the Fund’s outstanding securities.
o	The Management sections in the prospectus and in the Statement of Additional Information were revised, as appropriate, to include disclosure relating to the calculation of the Fund’s weekly net assets upon which the investment adviser’s fee is based, to update the investment adviser’s assets under management, to describe the investment adviser’s responsibilities under the investment advisory agreement, to provide updated information regarding the Fund’s portfolio managers and to update the name of the Fund’s sub-administrator.
o	The Issuance of Common Stock section was updated with data as of September 30, 2010.
o	The Regulatory Matters section was updated to show the Fund’s current legal proceedings.
o	The Net Asset Value section was revised to elaborate upon how the net asset value of the Fund’s shares is calculated.
o	A Limitation of Trustees’ and Officer’s Liability section was added to the prospectus. It replicates what was and remains in the Fund’s Statement of Additional Information.
o	The form of prospectus supplement was updated with disclosure relating to shareholder access to the Fund’s annual and semi-annual reports and Statement of Additional Information on the Fund’s website, to include data for the Price Range of Common Shares through the most recent fiscal quarter and to include Capitalization, Financial Highlights and Plan of Distribution sections.
o	The Management section in the Statement of Additional Information was further revised to include disclosure regarding the number of meetings each Board of Trustees committee held during the last fiscal year and to provide minor updates to the Trustees’ biographies.
o	The tax disclosure was revised to show current regulatory conditions.
o	Part C of the Registration Statement was amended to reflect facts as they relate to the Registration Statement and to comply with the requirements of Form N-2.
o	Other minor factual updates.

As such, the Fund hereby requests expedited review of the Fund’s Registration Statement.
If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-3859 or Richard Prins at 212-735-2790.

Very truly yours,
/s/ Veronica Castillo
Veronica Castillo, Esq.